October 12, 2021

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III (the “Registrant”), File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 4, 2021, the Registrant, on behalf of its series, Pinnacle TrendRating Innovative Equity Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on September 21, 2021, you provided the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Amendment. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Revised disclosures are italicized or struck through.

Comments Related to Changes to Investment Strategy

Comment 1: Please inform the Staff supplementally why the Board of Trustees (the “Board”) believes these changes are consistent with its fiduciary duties and in the best interests of the Fund’s shareholders. In your response, please address what information the Board considered in reaching its determination and how it weighted the information it considered in making its determination. Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives such as starting a new fund or liquidating the Fund.

Response: The Registrant notes that a special meeting of the Board was held on June 17, 2021 pursuant to SEC Release No. 33897 to discuss the proposed changes to the Fund’s name and investment strategy. The adviser represented to the Board that it was not proposing any changes to the Fund’s investment objective, portfolio managers or advisory fee. The adviser informed the Board that it was seeking to amend the Fund’s investment strategy to reflect that a different model provider would be informing its allocation to equity securities. The adviser further informed the Board that the proposed investment strategy for the Fund would complement the investment strategy offered by Pinnacle Sherman Multi-Strategy Fund. Indeed, the Board noted that the proposed model provider for the Fund was the same model provider used by Pinnacle Sherman Multi-Strategy Fund.

Mr. Alberto Zapata

October 12, 2021

The Board, consistent with its role to provide oversight while exercising its fiduciary duty, does not dictate to an investment adviser of an investment company how to invest to achieve maximum return for shareholders, but rather relies on the expertise of the investment adviser to manage the investment portfolio. The Board considered the adviser’s expertise and gave deference to the insights of the Fund’s portfolio managers and their recommendation that the revised investment strategy had the potential to improve returns as well as attract new investors and assets into the Fund.

The Board reviewed a draft 485(a) filing showing the proposed changes to the Fund’s principal investment strategy. The Board discussed the reasons for the revisions with the adviser and was guided by counsel for the Independent Trustees and counsel for the Trust during their deliberations. Starting a new fund or liquidating the Fund in light of the proposed adjustment to the investment strategy of the Fund were not, in the Board’s view, in the best interests of the shareholders.

Comment 2: Please explain supplementally why the adviser believes these changes are consistent with its fiduciary duties to the Fund.

Response: The Registrant has confirmed that the adviser proposed these changes to the Fund in an attempt to maximize shareholders’ potential return and with the best interests of shareholders in mind.

Comment 3: Please explain supplementally how making these changes in a post-effective amendment of an existing fund instead of adding a new fund or series is consistent with the text and policy of Rule 485 of the Securities Act.

Response: The proposed changes to the Fund’s investment strategy do not equate to a new fund. Rather, as noted above, the changes merely allow the adviser to use a different model provider to pursue the Fund’s investment objective and manage the Fund’s investment portfolio in its attempt to provide the Fund’s shareholders with a higher total return. This type of an amendment is consistent with Rule 485(a) and its 60 days’ effective requirement and the changes in our view do not result in the Registrant adding a new series or the equivalent of a new series.

Comment 4: Please inform the Staff supplementally what percentage of the Fund’s portfolio needs to be repositioned as a result of these changes.

Response: The Registrant is informed that the adviser anticipates that approximately 50% of the Fund’s portfolio will be repositioned as a result of the changes to the Fund’s investment strategy.

Mr. Alberto Zapata

October 12, 2021

Prospectus

Fee Table and Expense Example

Comment 5: In the preamble to the Fee Table, pursuant to Item 3 of Form N-1A, please include a cross reference to the section heading and page number in the Fund’s Statement of Additional Information where more information about sales charge discounts and other discounts is available.

Response: The Registrant has amended its disclosures to state the following:

More information about these and other discounts is available from your financial professional and in How to Purchase Shares on page 9 of the Fund’s Prospectus and in Purchase, Redemption and Pricing of Fund Shares on pages 35-36 of the Fund’s Statement of Additional Information.

Comment 6: Please include a second Expense Example to show an investor’s costs if shares were not redeemed.

Response: The Registrant notes that the redemption fee only applies to shares sold within 60 days of purchase. Therefore, the cost to an investor of owning the shares for each of the periods shown in the Example would be no different whether the investor redeemed or held his or her shares. The Registrant has amended its disclosures to state the following:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated ~~and then~~ whether you hold or redeem all of your shares at the end of those periods.

Portfolio Turnover

Comment 7: Given the Fund’s high portfolio turnover, please explain that active trading of the portfolio is a feature of the Fund’s strategy and disclose the risk of higher fees due to higher portfolio turnover.

Response: The Registrant believes that its disclosure of “Portfolio Turnover” on page 1 of the Prospectus and its Item 4 and Item 9 disclosure of Portfolio Turnover Risk sufficiently address the requirements of Form N-1A. Furthermore, the Registrant notes that the disclosure of the Fund’s principal investment strategies explicitly state that “[t]he Fund actively trades it portfolio investments.” Nevertheless, the Registrant has amended the disclosure of the Fund’s principal investment strategies and refers to its response to Comment 8.

Mr. Alberto Zapata

October 12, 2021

Principal Investment Strategies

Comment 8: The Staff finds the disclosure of the Fund’s principal investment strategies difficult to follow. Please re-draft the Fund’s principal investment strategies to make them clearer to investors and address the following:

a.	Describe with more specificity the time frame the Fund will use when determining the moving average of its securities.
b.	Explain what is meant by the phrase “uses signals” as stated in the second paragraph of the principal investment strategies. Identify who or what W.E. Sherman & Co. is and introduce the concept of the Breakaway Stocks with Cash Directional Indicator more clearly to those unfamiliar with both. A more elaborate discussion of the “breakaway” concept would be welcome.
c.	In the second sentence of the second paragraph, the Registrant states that “if equities are trending upward for the applicable period . . .” Please describe with more specificity what the applicable period is.

d. It is not clear how breakaway stocks are selected from the initial universe of stocks on the S&P 500 Index and Russell 1000 Index. How often does the Fund select breakaway securities? Do the breakaway securities change over time? When the Registrant states “if equities are trending upward,” is it referring to the overall equity market or just the identified breakaway equity securities?

e. How are “relative strength rankings” determined?

f.	Please clarify whether the exception for “periods that have historically shown a high probability of profit” applies solely to when equities are trending downward or whether it applies as a general exception to the Fund’s principal investment strategies. If accurate, please clarify that the periods “at the beginning and end of calendar months and shortly before holidays” refers to periods that have historically shown a high probability of profit.

g. Please explain what is meant by the phrase “based on the closing price of the S&P 500 over the history of the S&P 500.”

Response: The Registrant has revised its principal investment strategies to state the following:

The Fund seeks to meet its investment objective by investing up to 100% of its assets in common stocks that are part of the S&P 500 Index and/or the Russell 1000

Mr. Alberto Zapata

October 12, 2021

Index. ~~The Fund selects securities whose short-term moving average diverges, or “breaks away”, from its long-term moving average. A moving average is the measure of a security’s price movement over a period of time.~~

The Adviser studies data ~~uses signals~~ from W.E. Sherman & Co. to determine the Fund’s allocations. W.E. Sherman & Co. publishes “The Sherman Sheet,” a financial research newsletter and web site for licensed financial professionals that provides model portfolios along with the supporting research, analysis and data for those portfolios under various market conditions. ~~the Fund’s equity and/or cash allocations.~~ The Adviser analyzes ~~Under~~ the Breakaway Stocks with Cash Directional Indicator Model on The Sherman Sheet to determine whether the Fund should be invested in stocks or in cash and/or cash alternatives.

Using the model, ~~(1)~~ the Adviser examines the expected market trend for equity securities. ~~; (2) if~~ If equities are trending upward ~~for the applicable period~~ based on market indicators, the Fund’s assets are invested in equities ~~based on relative strength rankings~~. When fully invested in stocks, the Fund is comprised of securities whose short-term (i.e., less than 6 months) moving average diverges, or “breaks away”, from its long-term (i.e., greater than 6 months) moving average. A moving average is the measure of a security’s price movement over a period of time. The Adviser invests in the 7 stocks showing the most breakaway listed on the S&P 500 and the 15 stocks showing the most breakaway listed on the Russell 1000 that are not on the S&P 500 Index. The companies whose stocks are exhibiting the most breakaway could be from the same industry or sector.

If ~~; and (3) if~~  equities are trending downward based on market indicators, the Fund’s assets are primarily invested in cash and/or cash alternatives, except during periods where equity funds ~~that~~ have, over the history of the S&P 500, ~~historically~~ shown a high probability of profit when invested in domestic equities based on the closing price of the S&P 500 ~~over the history of the S&P 500~~. These periods of high probability of profit are typically at the beginning and end of calendar months and shortly before holidays.

The Fund actively trades its portfolio investments depending on which securities are demonstrating the most breakaway which may lead to higher portfolio turnover.

Comment 9: Please explain supplementally why the Fund will go into cash when the market is trending downward rather than identifying breakaway securities that would perform well in a down market.

Mr. Alberto Zapata

October 12, 2021

Response: The Registrant has confirmed with the adviser that it intends to invest in cash and/or cash equivalents when the equity market is trending downward, and the Registrant has delegated investment decisions to the adviser.

Principal Investment Risks

Comment 10: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Funds’ Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 11: Please add investment strategy disclosure to correspond with the Fund’s disclosure of “Industry Risk” and “Sector Risk.”

Response: The Registrant refers to its response to Comment 8.

Comment 12: Please expand on the disclosure of “Portfolio Turnover Risk” to explain how it is linked to the current strategy and how the change in strategy will affect the portfolio turnover rate going forward.

Response: The Registrant has amended its disclosures to state the following:

Portfolio Turnover Risk:  The portfolio managers actively trades the Fund’s investments, which leads to a higher portfolio turnover. Additional portfolio turnover is expected as a result of the Fund’s revised investment strategy. A higher portfolio turnover will result in higher transactional and brokerage costs.

Mr. Alberto Zapata

October 12, 2021

Additional Information about Principal Investment Strategies and Risks

Comment 13: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” and amended those disclosures accordingly.

Comment 14: Consider including the last paragraph under the Item 9 disclosure of principal investment strategies in the Item 4 disclosure of principal investment strategies.

Response: The Registrant refers to its response to Comment 8.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser